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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.:2*


Name of Issuer:  First Bank System, Inc. (formerly Colorado
                 National Bankshares, Inc.)


Title of Class of Securities:  Common Stock


CUSIP Number:  31927910-5



Check the following line if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.:  31927910-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Janus Venture Fund
          EIN #84-0964425

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               -0-

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%

12.  TYPE OF REPORTING PERSON
          IV
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Item 1.

     (a). Name of Issuer: First Bank System, Inc. ("First Bank"),
                          formerly Colorado National Bankshares,
                          Inc.

     (b). Address of Issuer's Principal Executive Offices:

          1200 First Bank Place East
          Box 522
          Minneapolis, MN 55480

Item 2.

(a).(b).  Name and Principal Business Address of Persons Filing:

          (1)  Janus Venture Fund
               100 Fillmore Street, Suite 300
               Denver, Colorado  80206-4923


     (c). Citizenship:  Massachusetts

     (d). Title of Class of Securities:  Common Stock

     (e). CUSIP Number:  31927910-5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a). Broker or Dealer registered under Section 15 of the Act
     (b).      Bank as defined in Section 3(a)(6) of the Act

     (c).      Insurance Company as defined in Section 3(a)(19)
               of the Act
     (d).  X   Investment Company registered under Section 8 of
               the Investment Company Act
     (e).      Investment Adviser registered under Section 203
               of the Investment Advisers Act of 1940
     (f).      Employee Benefit Plan, Pension Fund which is
               subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see Section 240.13d-1(b)(ii)(F)
     (g).      Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h).      Group, in accordance with Section
               240.13(d)-1(b)(1)(ii)(H)

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Item 4.   Ownership

     Janus Venture Fund is a mutual fund which is advised by Janus Capital Corporation ("Janus Capital"), a registered investment adviser. Janus Capital and its parent corporation, Kansas City Southern Industries, Inc., and Thomas H. Bailey, President and Chairman of the Board of Janus Capital have filed a joint filing on Schedule 13G relating to the following shares.

     (a). Amount Beneficially Owned:                      0


     (b). Percent of Class:                               0%


     (c). Number of shares as to which such person has:

            (i). sole power to vote or
                 to direct the vote                        0

           (ii). shared power to vote or
                 to direct the vote                        0


          (iii). sole power to dispose or to
                 direct the disposition of                 0

           (iv). shared power to dispose or to
                 direct the disposition of                 0



Item 5.   Ownership of Five Percent or Less of a Class

          [X]


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          N/A


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Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          N/A

Item 8.   Identification and Classification of Members of the
          Group

          N/A


Item 9.   Notice of Dissolution of Group

          N/A

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


JANUS VENTURE FUND

By  /s/  David C. Tucker                          2/11/94
   David C. Tucker, Vice President                   Date